

March 30, 2018

Jay P. Madan
President
Innovate Biopharmaceuticals, Inc.
8480 Honeycutt Road, Suite 120
Raleigh, NC 27615

> **Re: Innovate Biopharmaceuticals, Inc.**
> **Registration Statement on Form S-3**
> **Filed March 15, 2018**
> **File No. 333-223669**

Dear Mr. Madan:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-3

Selling Stockholders, page 5

1.   Please provide disclosure regarding the transaction in which the selling stockholders obtained the securities that are being registered for resale.

General

2.   We note that you received delisting notification on January 3, 2018, and you filed a Form 8-K providing Item 3.01 disclosure on January 11, 2018. As such, it appears that this Form 8-K was not timely filed. Please advise us as to the basis upon which you are eligible to use Form S-3 at this time. Refer to General Instruction I.A.3(b) of Form S-3.

3.   As you know, the staff is reviewing your Current Report on Form 8-K filed on February 2, 2018 and have issued comments in connection with that review. Please note that we will not be in a position to declare this registration statement effective until you have resolved all comments raised on the Form 8-K.

4.   We note that you have requested confidential treatment for certain agreements filed as exhibits to your Annual Report on Form 10-K for the year ended December 31, 2017. Please note that we will not be in a position to declare this registration statement effective until all outstanding comments on your confidential treatment request have been resolved.

       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Christopher Edwards at 202-551-6761 or Ada D. Sarmento at 202-551-3798 with any questions.

                                             Division of Corporation Finance
                                             Office of Healthcare & Insurance

cc: Dan Horwood, Esq.